

February 25, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     REX ETF Trust
        Issuer CIK:     0002043954
        Issuer File Number:     333-283221 / 811-24023
        Form Type:     8-A12B
        Filing Date:     February 25, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the REX Growth & Income Universe ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications